UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: State Farm Mutual Fund Trust

3.	Securities and Exchange Commission File No.: 811-10027

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

State Farm Mutual Fund Trust

One State Farm Plaza

Bloomington, IL 61710-0001

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David Moore, Assistant Secretary

One State Farm Plaza

Bloomington, IL 61710-0001

(309) 766-1908

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.31a-l, 31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 3la-2 for the periods specified in those rules.

(a)	State Farm Investment Management Corp.

One State Farm Plaza

Bloomington, Illinois 61710-0001

(309) 766-1908

(b)	BlackRock Fund Advisors

400 Howard Street

San Francisco, California 94105

(415) 597-2774

(c)	State Street Bank & Trust Company

200 Clarendon Street

Boston, Massachusetts 02116

(617) 662-4325

(d)	JP Morgan Chase Bank

North American Insurance Securities Services

3 Chase MetroTech Center, 5th Floor

Brooklyn, New York 11245

(212) 623-1323

(e)	Bridgeway Capital Management, Inc.

5615 Kirby Drive, Suite 518

Houston, Texas 77005-2448

(832) 204-8191

(f)	Westwood Management Corp.

200 Crescent Court

Dallas, Texas 75201

(214) 756-6945

(g)	Marsico Capital Management, LLC

1200 17th Street, Suite 1600

Denver, Colorado 80202

(303) 454-5678

(h)	Northern Cross, LLC

125 Summer Street, 14th Floor,

Suite 1470

Boston, Massachusetts 02110

(617) 951-0004

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

(a)	State Farm Investment Management Corp.

One State Farm Plaza

Bloomington, Illinois 61710-0001

(b)	BlackRock Fund Advisors

400 Howard Street

San Francisco, California 94105

(c)	Rainier Investment Management, LLC

601 Union Street

Seattle, Washington 98101

(d)	Bridgeway Capital Management, Inc.

5615 Kirby Drive, Suite 518

Houston, Texas 77005-2448

(e)	Westwood Management Corp.

200 Crescent Court

Dallas, Texas 75201

(f)	Marsico Capital Management, LLC

1200 17th Street, Suite 1600

Denver, Colorado 80202

(g)	Northern Cross, LLC

125 Summer Street, 14th Floor,

Suite 1470

Boston, Massachusetts 02110

(h)	Northern Trust Investments, Inc.

50 South LaSalle Street

Chicago, Illinois 60603

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

State Farm VP Management Corp.

One State Farm Plaza

Bloomington, Illinois 61710-0001

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes              ☒ No

If Yes, for each UIT state:

Name(s):

File No. :

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes              ☐ No

If Yes, state the date on which the board vote took place:

May 23, 2018

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes              ☐ No

If Yes, state the date on which the shareholder vote took place:

September 14, 2018.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes              ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: November 20, 2018

(b)	Were the distributions made on the basis of net assets?

☒ Yes              ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes              ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes              ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes              ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes              ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes              ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes              ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes              ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes              ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $340,310.17

(ii)	Accounting expenses: $226,728.93

(iii)	Other expenses: (list and identify separately):

Proxy Solicitation and Tabulation	$3,036,476.52
Prospectus Supplements and Regulatory Filings	$351,070.58
Directors fees	$306,325.14

Total	$3,693,872.24

(iv)	Total expenses (sum of lines (i) - (iii) above): $4,260,911.34

(b)	How were those expenses allocated?

Not applicable (all expenses were paid by the investment adviser)

(c)	Who paid those expenses?

State Farm Investment Management Corp., investment adviser to State Farm Mutual Fund Trust

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable (no unamortized expenses)

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes              ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes              ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes              ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: See the chart below:

Target Funds	Surviving Funds
State Farm Mutual Fund Trust Equity Fund	BlackRock Advantage Large Cap Core Fund, of series of BlackRock Large Cap Series Funds, Inc., a Maryland corporation
State Farm Mutual Fund Trust Small/Mid Cap Equity Fund	BlackRock Advantage Small Cap Core Fund, a series of BlackRock FundsSM, a Massachusetts business trust
State Farm Mutual Fund Trust International Equity Fund	BlackRock Advantage International Fund, a series of BlackRock FundsSM, a Massachusetts business trust
State Farm Mutual Fund Trust S&P 500 Index Fund	iShares S&P 500 Index Fund, a series of BlackRock Funds III, a Delaware statutory trust
State Farm Mutual Fund Trust Small Cap Index Fund	iShares Russell 2000 Small-Cap Index Fund, a series of BlackRock Index Funds, Inc., a Maryland corporation
State Farm Mutual Fund Trust International Index Fund	iShares MSCI EAFE International Index Fund, a series of BlackRock Index Funds, Inc., a Maryland corporation
State Farm Mutual Fund Trust Equity and Bond Fund	BlackRock 60/40 Target Allocation Fund, of a series of BlackRock Funds II
State Farm Mutual Fund Trust Bond Fund	BlackRock CoreAlpha Bond Fund, a series of BlackRock Funds VI, a Delaware statutory trust
State Farm Mutual Fund Trust Tax Advantaged Bond Fund	iShares Municipal Bond Index Fund, a series of BlackRock FundsSM, a Massachusetts business trust
State Farm Mutual Fund Trust Money Market Fund	BlackRock Summit Cash Reserves Fund, a series of BlackRock Financial Institutions Series Trust
State Farm LifePath® Retirement Fund	BlackRock LifePath® Index Retirement Fund, a series of BlackRock Funds III, the Delaware statutory trust
State Farm LifePath® 2020 Fund	BlackRock LifePath® Index 2020 Fund, a series of BlackRock Funds III, the Delaware statutory trust
State Farm LifePath® 2030 Fund	BlackRock LifePath® Index 2030 Fund, a series of BlackRock Funds III, the Delaware statutory trust
State Farm LifePath® 2040 Fund	BlackRock LifePath® Index 2040 Fund, a series of BlackRock Funds III, the Delaware statutory trust
State Farm LifePath® 2050 Fund	BlackRock LifePath® Index 2050 Fund, a series of BlackRock Funds III, the Delaware statutory trust

(b)	State the Investment Company Act file number of the fund surviving the Merger:

Fund Surviving the Merger	Investment Company File Number
BlackRock Large Cap Series Funds, Inc.	811-09637
BlackRock FundsSM	811-05742
BlackRock Funds III	811-07332
BlackRock Index Funds, Inc.	811-07899
BlackRock Funds II	811-22061
BlackRock Funds VI	811-23344
BlackRock Financial Institutions Series Trust	811-03189

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Fund Surviving the Merger	File Number(s)	Form Type	Date Agreement Was Filed
BlackRock Large Cap Series Funds, Inc	333-225633	497	August 15, 2018
BlackRock FundsSM	333-225631	497	August 15, 2018
BlackRock Funds III	333-225632	497	August 15, 2018
BlackRock Index Funds, Inc.	333-225635	497	August 15, 2018
BlackRock Funds II	333-225646	497	August 14, 2018
BlackRock Funds VI	333-225637	497	August 15, 2018
BlackRock Financial Institutions Series Trust	333-225796	497	August 14, 2018

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of State Farm Mutual Fund Trust, (ii) he is the President and Chairperson of the Board of State Farm Mutual Fund Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Signature:

/s/ Joe R. Monk, Jr.
Name: Joe R. Monk Jr.
Title: President and Chairperson of the Board